Bernal Cutlery Inc.
Profit and Loss
January - December 2017

		Total
Income		
Sales		
Classes/Consultation-331 Location		800.00
Classes/Consultation-Main Location		1,100.00
Discounts		-80,388.36
Online Sales		188,360.24
Sales - Store		810,513.56
Sharpening Services		146,665.63
Supplies		72,090.13
Total Sales	**$**	**1,139,141.20**
Total Income	**$**	**1,139,141.20**
Cost of Goods Sold		
Consignment Costs		714.00
Cost of Goods Sold		445,830.84
Instore Shipping Costs		26,648.64
Total Cost of Goods Sold	**$**	**473,193.48**
Gross Profit	**$**	**665,947.72**
Expenses		
Advertising & Promotion		
Marketing		3,466.60
Social Media		193.33
Total Advertising & Promotion	**$**	**3,659.93**
Amortization Expense		255.00
Automobile Expense		
Gas		2,279.14
Ground Transportation		24.62
Lease Payments		2,368.87
Registration		10.99
Repairs & Maintenance - SF		800.93
Tolls and Parking		841.88
Total Automobile Expense	**$**	**6,326.43**
Bank Service Charges		
Bank Fees		82.00
Credit Card Fees		2,926.62
Loan Fee		15,785.00
Merchant Card Fees		22,317.17
PayPal Fees		5,985.17
POS Fees		3,199.05
Total Bank Service Charges	**$**	**50,295.01**
Benefits Expense		4,510.14
Book Expenses		2,000.00
Computer & Internet		70.74

Contract Labor		2,450.00
Contributions		16,490.82
Demonstration Supplies		8,341.95
Depreciation Expense		12,886.00
Dues and Subscriptions		1,586.42
Education		6,392.45
Gifts		2,336.24
Graphic Design		2,364.50
Insurance		
Liability Insurance		4,664.49
Workman's Compensation		6,936.00
Total Insurance	$	11,600.49
Interest Expense		
Loan Interest		22,669.09
Total Interest Expense	$	22,669.09
Licenses and Permits		266.43
Meals & Entertainment		11,973.08
Office Supplies		1,337.39
Outside Services		149.00
Payroll		
Payroll Fees		1,843.50
Square Tips		476.30
Total Payroll	$	2,319.80
Payroll Expenses		
Company Contributions		
Health Insurance		27,022.00
Total Company Contributions	$	27,022.00
Taxes		27,325.50
Wages		359,057.39
Total Payroll Expenses	$	413,404.89
Penalty		1,658.65
Political Contributions		796.50
Printing and Reproduction		3,810.33
Professional Fees		
Accounting		4,160.00
Consulting		262.50
Legal Fees		859.50
Total Professional Fees	$	5,282.00
Rent (3505 17th)		20,000.00
Rent (593 Guerrero)		28,150.00
Repairs		
Building Repairs		2,480.59
Equipment Repairs		2,620.44
Janitorial Exp		1,669.81
Total Repairs	$	6,770.84
Security		2,703.86
Sharpening Supplies		200.00

Shipping Supplies		2,810.53
Software		750.86
Taxes		
City of SF Taxes		77.94
FTB Taxes		800.00
Total Taxes	$	**877.94**
Travel		
Airfare		2,023.80
Ground Transportation		4,192.55
Hotel		643.80
Meals		98.71
Total Travel	$	**6,958.86**
Uniforms		226.42
Utilities		
Gas and Electric		2,084.74
Internet		1,336.72
Telephone		6,052.86
Trash		709.74
Water		405.92
Total Utilities	$	**10,589.98**
Website		2,520.91
Total Expenses	$	**677,793.48**
Net Operating Income	-$	**11,845.76**
Other Income		
Interest Income		164.11
Shareholder Interest		2,891.00
Total Other Income	$	**3,055.11**
Net Other Income	$	**3,055.11**
Net Income	-$	**8,790.65**

Tuesday, Jul 09, 2019 04:08:53 PM GMT-7 - Accrual Basis